November 29, 2010

Via EDGAR (Correspondence)

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Michael Clampitt, Senior Attorney

Re:	CORPBANCA

Form 20-F for the Fiscal Year Ended December 31, 2009

Filed June 30, 2010

File No. 001-32305

Dear Mr. Clampitt:

We are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated September 24, 2010 (the “Comment Letter”) with respect to the annual report on Form 20-F for the fiscal year ended December 31, 2009 (No. 001-32305) (the “Form 20-F”) filed by CorpBanca (“CorpBanca”) with the SEC on June 30, 2010.

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Form 20-F. Responses to these comments are set forth in this letter.

Our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Form 20-F. All page number references in CorpBanca’s responses are to page numbers in the Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2009

Risk factors, page 10

1.	Please revise future filings to add a risk factor for the significant decline in credit card accounts (down 20%-page 27) and its potential adverse impact on fee revenues and interest income. In addition, clearly explain the reason(s) for the decline in the risk factor and on page 27.

We respectfully advise the Staff that we believe CorpBanca was not, and is not expected to be, adversely affected by a decrease in credit card accounts in 2009. While credit card accounts decreased approximately 20% as compared to the previous year, primarily as a result of the economic downturn, net fees from credit cards represent only 0.8% of our total net income. The Ch$204 million decrease in fees from credit cards in 2009 represents only 0.2% of our net income. As a result, we did not include a separate risk factor on significant decreases in credit card accounts.

Loan portfolio, page 49

2.	Please revise future filings to provide a discussion of the different types of mortgage loans you originate. Specifically discuss the terms, features, and typical customers for your letters of credit loans, endorsable mutual mortgage loans, and other mortgage loans.

We acknowledge the Staff’s comments, and in future filings will provide a discussion of the different types of mortgage loans we originate. We specifically will discuss the terms, features, and typical customers for the letters of credit loans, endorsable mutual mortgage loans, and other mortgage loans.

In future filings, we propose to include the following discussion on page 49 of the Form 20-F:

“Mortgage loans. Mortgage loans are either inflation-indexed (denominated in UF) or denominated in pesos at fixed rates. These loans are long-term with monthly payments of principal and interest secured by a real property mortgage. Mortgage loans represent the largest portion of our portfolio of loans to individuals. As required by the Superintendency of Banks and Financial Institutions (SBIF), mortgage loans include the loans granted to individuals in order to acquire, expand, repair or construct their houses. Mortgage loans include letter of credits loans, endorsable mutual mortgage loans or other mutual mortgage loans. In relation to the letters of credit loans, Chapter 9 of the Compendium of Accounting Standards issued by the SBIF states that the banks may use this kind of products only for housing in the granting of loans for acquisition, construction or extension of houses, as long as they granted to the final users of such properties. In the other loans that are granted, such as those to construction companies for the construction of one or more houses can only be used letters of credit for general purposes. Regarding endorsable mortgage loans, Chapter 8-4 of the Compendium of Accounting Standards of the SBIF, states that the banks are allowed to grant endorsable loans with mortgage guarantee, subject to the provisions stipulated in No. 7 of Article 69 of the General Law on Banks and in the previously mentioned Chapter. Other mortgage loans includes the complementary credits to the loans granted for these same purposes and the linkage credits granted before the granting of the mortgage loans. It considers also the leasing operations for housing and other accounts receivable. Any credit granted to pay or restructure all or part of the previously mentioned credits, shall also be included in this item. Mortgage loans denominated in UF are financed in two ways: traditional mortgage loans are financed by mortgage fiancé bonds that we issue and sell in the Chilean financial market, and new and flexible mortgages are financed by our own funds. Mortgage loans denominated in pesos are financed by our own funds and through liabilities denominated in pesos with durations of 2 to 5 years. We no longer offer mortgage loans denominated in pesos as there was low demand for that product. At the time of approval, the amount of a mortgage loan cannot be more than 75% of the lower of the purchase price or the appraised value of the mortgaged property. Interest accrues daily based on a 360-day year. Although we have allowances for mortgage loan losses, mortgage loans are ultimately secured by the mortgage property.”

3.	Please revise future filings to quantify the amount of loans renegotiated during each period presented and the amount of renegotiated loans that are considered impaired at each period end. Also, discuss the types of concessions you use most often (reduction in interest rate, payment extensions, forgiveness of principal, etc), your success rate, how you consider whether renegotiated loans are impaired and how these loans impact your allowance for loan loss.

We acknowledge the Staff’s comments, and in future filings will provide a discussion of the different types of mortgage loans we originate. We will quantify the amount of loans renegotiated during each period presented and the amount of renegotiated loans that are considered impaired at each period end. We will also discuss the types of concessions we use most often (reduction in interest rate, payment extensions, forgiveness of principal, etc), our success rate, how we consider whether renegotiated loans are impaired and how these loans impact our allowance for loan loss.

We also propose to add the following discussion on page 49 of the Form 20-F:

“We use all types of concessions to renegotiate our loans like payment extensions, new operations, external refinancing, bring into play their allowances, etc. We don’t use the concession of forgiveness of the principal or interest. In some specific cases we renegotiate the interest rate.

The following table sets forth our renegotiation portfolio for the periods indicated:

	Renegotiation portfolio	Recovery	Write-offs
2008	95,315,044	19,164,452	5,256,820
2009	94,564,745	11,991,688	6,605,865	”

Models Based on Group Analysis, page 58

4.	Please address the following regarding your disclosure on page 59 that provisions for loan losses for categories 1 through 5 were determined on the basis of the default rate of the borrowers in those categories over a historical one year period:

a.	Please tell us in detail and revise your future filings to disclose how you determined that a one year period was a reasonable and appropriate period to use to develop your loss ratios for all types of loans.

We respectfully advise the Staff that we consider an economic cycle to be similar to a calendar year. That is the reason why in some cases we disclose that we are using one year calendar or one economic cycle. All our methodology is supervised by the Chilean Superintendency of Banks and Financial Institutions (the “SBIF”) and they have validated our methodology of using one year as an economic cycle. We also include in our analysis economic sector, market data, and products among others. CorpBanca adopted the Moody’s model that includes the calculation of the probability of default over the period of one year.

b.	Specifically discuss how you considered that different loan types may have different loss emergence periods

We respectfully advise the Staff that we use different loss emergence periods for different types of loans in accordance with Chilean regulations.

c.	Please reconcile this disclosure to disclosure on page F-24 that “in order for each internal model to be considered valid by the local regulator, the calculation should be methodologically correct, and supported by historical information which covers at least one complete economic cycle.”

We respectfully advise the Staff that the formula we use is:

Provision (Q)=P(Q)*G(Q)

Q: Risk category

P: Probability

G: Default importance

In future filings, we propose to include the following discussion on page 58 of the Form 20-F:

“The provisions for categories 1 through 5 were determined on the basis of the default rate of the borrowers in those categories over a historical one-year period, that, in accordance with Chilean regulation, is equivalent to one economic cycle.”

Transition to IFRS, page 74

5.	You state on page 74 that write-offs were formerly determined on a “quota by quota” basis before your adoption of IFRS as of January 1, 2008. In future filings, please revise to more clearly describe your former methodology for determining when to write-off a loan. More clearly disclose how the change in write-off triggers as part of your adoption of IFRS is reflected in your historical write-offs for the last five years. Specifically identify the extent to which the speed of write-offs was affected and how this change has affected the amounts you wrote off during 2008 and 2009. To the extent possible, quantify the amount by which your write-offs would have been higher or lower during 2008 and 2009 had you been historically applying IFRS for the last several years.

We acknowledge the Staff’s comment and in future filings will provide a clear description of our former methodology for determining when to write-off a loan and how the change in write-off triggers as part of our adoption of IFRS is reflected in our historical write-offs for the last five years. We also specifically will identify the extent to which the speed of write-offs was affected and how this change has affected the amounts that we wrote-off during 2008 and 2009.

In future filings, we propose to include the following discussion on page 74 of the Form 20-F:

“The main difference of the change in our methodology with IFRS is the extent period to consider our write-off. With IFRS we start counting since the day the loan or part of it should have been paid. Before we started counting since the day the debt became part of our NPL portfolio. The following chart compares the same date write off portfolio (December 31, 2008) before and after IFRS:

	2008 - Previous GAAP	2008 – IFRS
Consumer loans	40,873	39,296
Residential mortgage loans	493	493
Commercial loans	6,174	6,150

Total	47,540	45,939	”

6.	In the table on page 75, you identify the past-due term triggers for write-offs by loan category. In light of the fairly long term triggers such as 24 to 48 months, please revise your future filings to provide an aging of your past due loans by category that quantifies by series of buckets to understand the length of time loans have been past due. Please provide sufficient granularity in your buckets to allow the reader to understand progression of loans over time.

We acknowledge the Staff’s comment and in future filings will provide an aging of our past due loans by category that quantifies by series of buckets with the sufficient granularity to allow the readers to understand progression of loans over time.

In future filings, we propose to include the following discussion on page 75 of the Form 20-F:

“The following tables set forth the aging of our past due loans:

	December 31, 2009
	Less than 30 days MCh$	Between 30 - 89 days MCh$	More than 89 days MCh$	Total MCh$
Commercial	5,491	6,671	31,384	43,546
Mortgage	487	293	7,037	7,817
Consumer	1,109	2,548	3,251	6,908

Total	7,087	9,512	41,672	58,271

	December 31, 2008
	Less than 30 days MCh$	Between 30 - 89 days MCh$	More than 89 days MCh$	Total MCh$
Commercial	9,865	31,707	28,852	70,424
Mortgage	353	174	4,650	5,177
Consumer	1,487	2,662	5,143	9,292

Total	11,705	34,543	38,645	84,893

Provision for Loan Losses, page 78

7.	You disclose on page 78 that your provision for loan losses increased by 29.6% from 2008 to 2009 “mainly due to (y)our growth in loans and because of a change in risk classification of certain corporate customers related to Chilean salmon industry crisis.” Please tell us and revise your future filings to quantify the impact of each of these factors in the increase in your provision. We note that your loans increased by 1.1% from December 31, 2008 to December 31, 2009. We also note that according to page 53 your loans to the fishing industry were Ch$68.281 billion or 1.4% of your portfolio as of December 31, 2009. To the extent other factors were involved in the significant increase in your provision, please tell us and revise your future filings to more clearly identify those factors as well as their relative impact.

In response to the Staff’s comment, as explained elsewhere in the Form 20-F, fiscal year 2009 was a negative year for the Chilean economy. As a result, all Chilean banks were forced to increase the provision for loan losses to most of their clients. In particular for CorpBanca, a significant portion of such increase in the provision for loan losses was attributable to the salmon industry. While we have a limited exposure to that sector, anticipated losses for that sector were so high as to represent a significant portion of our provision for loan losses. Our exposure to the fishing sector was 1.3% of our commercial loans, but if you consider that our total provision for loan losses represent 1.9% of our total loans, an important increase in provision for loan losses in the salmon industry can have a relevant effect on our total loans. We also mentioned our growth in total loans in the Form 20-F since we were the only large private bank in Chile to increase loans in 2009. While most banks increased their provisions for loan losses alongside a decrease in total loans, CorpBanca increased its provisions for loan losses while also increasing total loans.

Tabular Disclosure of Contractual Obligations, page 87

8.	In future filings, please revise the table to reflect payments due by the periods required by Item 5(F)(1).

We acknowledge the Staff’s comment, and in future filings will revise the table to reflect payments due by the periods required by Item 5(F)(1). A draft of our proposed disclosure to be made in future filings is sets forth below:

Less than 1 year	Due after 1 year but within 3 years	Due after 3 years but within 5 years	Due after 5 years	Total

Legal Proceedings, page 96

9.	In future filings, please clarify that you are not involved in any “legal or arbitration proceedings” rather than “litigation or arbitration proceedings”. Please refer to Item 8(A)(7).

We acknowledge the Staff’s comment, and in future filings will revise our reference to “legal or arbitration proceedings” rather than “litigation or arbitration proceedings”.

In future filings, we propose to include the following discussion on page 96 of the Form 20-F:

“Legal proceedings

We are not involved in any legal or arbitration proceedings that we believe are reasonably likely to have a material adverse effect on us or our operations. We are not involved in any material legal or arbitration proceedings in which any of our directors, any member of our senior management or any of our affiliates is either a party adverse to us or our subsidiaries or has a material interest adverse to us or our subsidiaries. We are involved in collections proceedings initiated by us in the normal course of business and certain proceedings against us in the ordinary course of banking business.”

Principal Account Fees and Services, page 127

10.	In future filings, please revise the table to include any Tax Fees as required by Item 16C(c), and please insert the amount of Audit-related fees, or include a dash if there were none.

We acknowledge the Staff’s comment, and in future filings will revise the table to include any Tax Fees as required by Item 16C(c) and will also insert the amount of Audit-related fees, or include a dash if there are none.

In future filings, we propose to include the following discussion on page 127 of the Form 20-F:

“ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed to us by our independent auditors during the fiscal years ended December 31, 2008 and 2009:

	Year ended December 31,
	2008		2009
	(in millions of constant Ch$ as of December 31, 2009)
Audit fees	Ch$	385	Ch$	607
Audit-related fees		—		—
tax		6		—
Other services		—		81

	Ch$	391	Ch$	688

Audit fees in the above table are the aggregate fees billed by Deloite in connection with the audit of our financial statements and services that are normally provided by Deloitte in connection with statutory and regulatory filings or engagements.

Audit-related fees in the above table are the aggregate fees billed by Deloitte for the audit and review of our filings under the Securities Act.

Tax fees in the above table are the aggregate fees billed by Deloitte for tax compliance, tax advice, and tax planning.

Other services are fees billed to us by Deloitte in connection with consulting work and advice on accounting matters (which are unrelated to the auditing of the accounts).”

Financial Statements

Consolidated Statements of Income, page F-4

11.	You present a subtotal for “Operating income” as well as two different subtotals for “Net Operating Income” on your Consolidated Statements of Income. It appears confusing to have two subtotals with the same title and different amounts on the face of your Consolidated Statements of Income. Further, your line item title of “Operating Income” does not appear to accurately describe the components of that subtotal, since it appears to include various revenue line items net of interest expense. In future filings, please revise these line items to more accurately and transparently describe the amounts reflected in those subtotals.

We respectfully advise the Staff that the nomenclature in our income statement line items was taken from the Chapter C-1 of the Compendium of Accounting Standards of the SBIF. We understand that such nomenclature could appear particularly confusing when translated to English. As a result, we have decided to revise in future filings our income statement line item captions to the captions in the below table.

Current Presentation	Suggested Presentation
Interest income	Interest income
Interest expense	Interest expense
Net interest income	Net interest income

Fees and income from services	Income from service fees
Expenses from services	Expenses from service fees
Fees and income from services, net	Net service fee income

Trading and investment income, net	Trading and investment income, net
Foreign exchange gains (losses), net	Foreign exchange gains (losses), net
Other operating income	Other operating income
Operating income	Operating income before loan losses

Provisions for loan losses	Provisions for loan losses
Total Operating income, net of loan losses,
Net Operating Income	interest, and fees

Personnel salaries expenses	Personnel salaries expenses
Administration expenses	Administration expenses
Depreciation and amortization	Depreciation and amortization
Impairment	Impairment
Other operating expenses	Other operating expenses
Total Operating Expenses	Total Operating Expenses

Net Operating Income	Total Net Operating Income

Income attributable to investments in other companies	Income attributable to investments in other companies

Income before income taxes	Income before income taxes
Income taxes	Income taxes

Net income for the year	Net income for the year”

Consolidated Statement of Comprehensive Income, page F-5

12.	Please revise future filings to disclose the reclassification adjustment related to the components of other comprehensive income (financial instruments available-for-sale). Refer to paragraph 92 of IAS 1.

(Please see the response relating to Comment 14.)

13.	Please revise future filings to disclose the amount of income tax relating to each component of other comprehensive income, including reclassification adjustments, or clearly disclose that the income tax presented relates solely to financial instruments available-for-sale if appropriate. Refer to paragraph 90 of IAS 1.

(Please see the response relating to Comment 14.)

14.	Please revise future filings to present, either in the statement of changes in equity or in the notes, the amount of dividends per share recognized as distributions to owners during the period. Refer to paragraph 107 of IAS 1.

We acknowledge the Staff’s comments, and in future filings will disclose in the notes to the consolidated financial statements the following:

(i) the reclassification adjustment related to the components of other comprehensive income as required by paragraph 92 of IAS 1;

(ii) the amount of income tax relating to each component of other comprehensive income including reclassification adjustments as required by paragraph 90 of IAS 1; and

(iii) the amount of dividends per share recognized as distributions to owners during the period as required by paragraph 107 of IAS 1.

With regard to bullet points (i) and (ii) the revised disclosure in future filings would be the following:

Components of other comprehensive income

Other comprehensive income:

	As of December 31,
	2010	2009
	MCh$	MCh$
Exchange differences on translation - New York Branch (i)

Other comprehensive income, before tax, exchange differences on translation

Financial instruments available-for-sale
Gains (losses) on remeasuring financial instruments available-for-sale, before tax
Reclassification adjustments on financial instruments available-for-sale, before tax

Other comprehensive income, before tax, financial instruments available-for-sale

Other comprehensive income, before tax

Income tax relating to components of other comprehensive income
Income tax relating to financial instruments available-for-sale

Aggregated income tax relating to components of other comprehensive income

Other comprehensive income, net of tax

(i)	There are no reclassification adjustements for the years presented

With regard to bullet point (iii) above, the revised disclosure will specifically present in the Shareholders’ Equity’s note the amount of dividends per share recognized as distributions to owners.

Consolidated Statement of Cash Flows, page F-7

15.	Please tell us why the provision for loan losses presented in the operating section does not agree to the amount presented in the statements of income. The difference appears to relate to the line item “Recovered asset previously written-off” as presented in the table on page F-100. Please revise future filings to provide a reconciliation accompanied by a transparent explanation of the basis for the difference. To the extent these adjustments are offset elsewhere in your Statement of Cash Flows, please revise to identify where.

We respectfully advise the Staff that the provision for loan losses presented in the operating section does not agree to the amount presented in the statements of income because for cash flow statement purposes the provision for loan losses excludes recoveries of assets previously written-off. On the other hand, the income statement presents provision for loan losses netted for recoveries. Please note that for cash flow purposes the recoveries are included within the “Income before income taxes” line item.

In future filings, we propose to include the following discussion on page F-7 of the Form 20-F to clarify that the provision for loan losses per the cash flow statement is gross of recoveries:

“The provision for loan losses presented in the operating section does not agree to the amount presented in the statements of income because, for cash flow statement purposes, the provision for loan losses excludes recoveries of assets previously written-off.”

16.	We note you back out the entire amount of net interest income and net fees and income from services presented in your statements of income in the operating section of your statement of cash flows and describe these line items as not representing cash flow. Please tell us why you believe these line items do not include cash flows and tell us where the cash flow related to interest income and fees and income from services is presented in your statements of cash flows. Please revise your presentation in future filings to make it clearer where these cash flows are presented.

We respectfully advise the Staff that we have backed out in the operating section of our statement of cash flows the entire amount of interest income and net fees and income from services as for presentation purposes we have considered those as accrued amounts that do not represent cash flows. However, in the section “Increase/decrease in operating assets and liabilities” we have included the cash impacts of interest income and net fees within line items “Loans and receivables to customers and banks”; “Time deposits and saving accounts”; “Current accounts and demand deposits”.

In future filings, we propose to include the following discussion on page F-7 of the Form 20-F to clarify where these cash flows are presented:

“We consider that interest income and net fees and income from services do not represent cash flows. The impact of these factors is included in the section “Increase/decrease in operating assets and liabilities.””

Note 1 j.1 Interest revenue, interest expense and similar items, page F-19

17.	You disclose that the recognition of accrued interest is suspended for debt instruments individually classified as impaired and for the instruments for which impairment losses have been assessed collectively because they have payments more than three months past due. Please revise future filings to clarify your interest accrual policies on impaired loans to specify whether you recognize as interest income the accretion of the net present value of the written down amount of the loan due to the passage of time based on the original effective interest rate of the loan. If you do not, please tell us how you apply the guidance in paragraph AG93 of IAS 39.

We respectfully advise the Staff that we cease accruing interest on the basis of contractual terms of any asset classified as an impaired asset. Pursuant to paragraph AG93 of IAS39, we recognize net implicit interest income using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

In future filings, we propose to include the following discussion on page F-19 of the Form 20-F to clarify our policy regarding the accrual of interest income for non-accrual assets as follows:

“The Company ceases accruing interest on the basis of contractual terms on the principal amount of any asset that is classified as an impaired asset. Thereafter, the bank recognizes the passage of time (financial effect) releasing provisions for loan losses by calculating the present value of the estimated future cash flows using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. On the other hand, any collected interest for any assets classified as impaired are accounted for on a cash basis.

Note 2 – First Time Adoption of Financial International Reporting Standards, page F-34.

18.	Please tell us where you disclose the aggregate fair value and the aggregate adjustment to the carrying amounts reported under Chilean GAAP for property, plant and equipment and intangible assets for which you used fair value as the deemed cost. Refer to paragraph 30 of IFRS 1. If you have not disclosed this information, please revise future filings accordingly.

We respectfully advise the Staff that the disclosure of the aggregate fair value and the aggregate adjustment to the carrying amounts reported under Chilean GAAP for property, plant and equipment and intangible assets for which we have used fair value as deemed cost as required by paragraph 30 of IFRS 1 has been provided in Note 2.d.2 Reconciliation of the Statement of Financial Position as of January 1, 2008 on page F-39.

In future filings, we propose to include the following discussion on page F-34 of the Form 20-F to clarify in more detail the composition of the adjustment:

“4. Property, plant and equipment

Items of property, plant and equipment remained valued at their acquisition cost or at that of their last appraisal performed, including the cumulative price-level restatement effect recorded until December 31, 2007. Real estate items were measured at fair value as deemed cost as required by paragraph 30 of IFRS 1 and, as provided in Note 2.d.2, were determined by independent specialists. The Bank uses such fair value as their deemed cost in accordance with the IASB’s international financial reporting standards.”

b. Main changes to accounting policies, page F-34

19.	We note your disclosure in your December 31, 2008 Form 20-F which states your allowance for loan losses is in accordance with regulations issued by the Superintendency of Banks and Financial Institutions (SBIF).

a.	Please tell us if the SBIF regulations require an expected loss approach which recognizes losses expected to be incurred in the future in estimating the allowance for loan losses.

We respectfully confirm to the Staff that the SBIF regulations require an expected loss approach which recognizes losses expected to be incurred in the future in estimating the allowance for loan losses. Please refer to our pages 36 and 37 of the Form 20-F “Item 4. Information of the Company – Business Overview – Regulation and Supervision - Current Regulations Relating to Classification of Banks and Loans; Allowances for Loan Losses.”

b.	Please tell us if your allowance for loan loss methodology under Chilean GAAP as presented in your December 31, 2008 Form 20-F used an expected loss approach. If not and the SBIF regulations require an expected loss approach, please tell us how your methodology was consistent with regulations issued by the SBIF.

We respectfully confirm to the Staff that the allowance for loan losses under Chilean GAAP as presented in our December 31, 2008 Form 20-F was calculated according to specific guidelines issued by the SBIF by using an expected loss approach.

c.	If your allowance for loan loss methodology at December 31, 2008 under Chilean GAAP was an expected loss approach, please quantify the difference in your allowance for loan losses under an expected loss approach as compared to an incurred loss approach under IFRS and tell us why you do not disclose a change in your accounting policies upon your adoption of IFRS as issued by the IASB.

We respectfully advise the Staff that we have implemented a methodology which complies with IFRS related to the determination of the level of provisions required to cover inherent losses which has been described on pages F-22 and F-24 of the Form 20-F in “Item 18. Financial Statements – Note 1.Summary of Significant Accounting Policies – letter n) Provision for loan losses.”

We believe that our methodology for determining impairment losses is consistent with the requirements in paragraphs 63 and AG84–AG91 of IAS 39, Financial Instruments: Recognition and measurement.

Our quantification of the difference between our allowances for loan losses under an expected loss approach as compared to an incurred loss approach under IFRS is Ch$2,440 million (3% of our total allowances for loan losses), which we consider not to be significant in the context of our financial statements.

d.	Further, if your allowance for loan loss methodology at December 31, 2008 under Chilean GAAP was an expected loss approach, tell us why you did not present an adjustment for a difference in your allowance methodology in your reconciliation to U.S. GAAP in your 2008 Form 20-F.

We respectfully advise the Staff that, as mentioned in our response to the previous point, we consider the difference in our estimates of expected losses and incurred losses for the year ended December 31, 2008 to not be significant.

Under Chilean GAAP, the allowance for loan losses is calculated according to specific guidelines issued by the SBIF. The provisions required under the guidelines set by the SBIF are consistent by grade with our historical loss experience.

Under U.S. GAAP, the allowances for loan losses should be determined for impaired and other loans in amounts adequate to cover inherent probable losses in the loan portfolio at the respective balance sheet dates in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan” (“SFAS 114”), for loans specifically reviewed for impairment and SFAS No. 5, “Accounting for Contingencies”, for those loans and loan pools evaluated on a collective basis for impairment. Our methodology for determining allowance for loan losses uses a variety of internal and external factors, including the results of our loan classification process, historical losses, economic and market data and other relevant factors, applied on a consistent basis, and updated to reflect current trends and information. Accordingly, we determine our allowance for loan losses for loans individually reviewed for impairment in accordance with the provisions of SFAS No. 114.

b. Main changes to the accounting policies – 8. price-level restatement, page F-35

20.	Please provide us your accounting analysis which explains in detail how the guidance in paragraph 22 of IFRS 1 supports you not reversing the price-level restatement prior to December 31, 2007.

(Please see the response relating to Comment 21.)

21.	Please provide us your accounting analysis which includes supporting accounting guidance to not reverse the price-level restatement for your paid-in capital and reserves as of December 31, 2008.

We respectfully advise the Staff that, due to a typographical error, the accounting guidance quoted in section “b. Main changes to the accounting policies – 8. Price-level restatement” on page F-36 was incorrectly included. The guidance that should have been quoted is paragraph D5 and D6 of IFRS 1, which is summarized below:

“D5. An entity may elect to measure an item of property, plant and equipment at the date of transition to IFRSs at its fair value and use that fair value as its deemed cost at that date.

D6. A first-time adopter may elect to use a previous GAAP revaluation of an item of property, plant and equipment at, or before, the date of transition to IFRSs as deemed cost at the date of the revaluation, if the revaluation was, at the date of the revaluation, broadly comparable to:

a. fair value; or

b. cost or depreciated cost in accordance with IFRSs, adjusted to reflect, for example, changes in a general or specific price index.

In future filings, we propose to include the following discussion on page F-36 of the Form 20-F as follows:

“Since the Chilean economy does not meet the aforementioned requirements of IAS 29 the bank is no longer allowed to price-level restate its financial statements under IFRS. Moreover, CorpBanca and subsidiaries have elected to measure certain items of property, plant and equipment at the date of transition both at their fair value and at their previous GAAP revalued amount and use that fair value and that previous GAAP revalued amount as their deemed at that date in accordance with paragraph D5 and D6 of IFRS 1, as such price-level restatement applied until December 31, 2007 was not reversed. The price-level restatement for paid-in capital as of December 31, 2008 was not reversed.”

Additionally, we have elected to not reverse the price-level restatement for our paid-in capital and reserves as of December 31, 2008. Our decision is based on the SVS Circular N°456 accounting guidance, which provides that:

“Deflation impacts shall not be applied to paid-in capital accounts. Additionally, for financial statements prepared under IFRS with a transition period ending December 31, 2008, 2009 or 2010 (comparative period applied to IFRS adoption) if applicable, the revaluation of paid in capital for the aforementioned period shall be booked with a charge to Other Reserves under the concept of Other Increases to Equity. This exception is applicable because paid-in capital at December 31st of the transition period is established in the company´s bylaws which have been modified based on the distribution of the revalued equity, held at the annual shareholder´s meeting that approves such amount according to Article 10, section 2 of Chile law N°18.046 Sociedades Anónimas”.

d. Transition dates and adoption of the “International Financial Reporting Standards” of the IASB, page F-37

22.	Please tell us in more detail the nature of the adjustments to loans and receivables as of January 1, 2008 and December 31, 2008 and the amount of each adjustment on a gross basis.

The nature of the adjustments to loans and receivables as of January 1, 2008 and December 31, 2008 disclosed in “d. Transition dates and adoption of the ‘International Financial Reporting Standards’ of the IASB” on page F-37 are as follows:

Transition adjustments as of January 1, 2008 (Ch$88 million decrease)

The net adjustment decreasing the loans and receivables balance as of January 1, 2008 is driven by a Ch$1,968 million increase in provisions for loan losses (due to recognition of impaired loan portfolios), and a Ch$15 million impact of reclassification of provisions for country risk, partially offset by recognition of Ch$1,880 million in accrued interest on past due loans and application of effective interest rate.

With regard to the Ch$1,968 million loan loss provision change aforementioned, the adoption of IFRS changed how the bank accounted for loan loss impairments. Under previous GAAP, the term for charging off past-due and late installments on credits and accounts receivable was calculated from the time of their classification in the past-due portfolio. Note that the past-due portfolio represented transactions in arrears for payment of principal and interest by ninety days or more.

On the other hand, under IAS 39 “Financial Instruments: Recognition and Measurement”, an impairment loss of a financial asset or group of financial assets is recognized if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after initial recognition of the asset (i.e. a loss event), and that loss (or events) has an impact on the estimated future cash flows of a financial asset or group of financial assets that can be reliably estimated. As a result, the impairment is determined for each loan considering its total amount and whether there is an event that would cause the impairment rather than via the loan’s maturing.

With regards to the Ch $1,880 million accrued interest and effective interest change, the bank is accruing interest of its credits at the effective interest rate. To that effect, the bank considers direct and incremental costs incurred in originating these credits. Please note that under previous Chilean GAAP, the bank amortized its credits as well as its direct and incremental cost incurred, over the term of the loan.

Transition adjustments as of December 31, 2008 (Ch$667 million increase)

The net adjustment increasing the loans and receivables balance as of December 31, 2008 is driven by recognition of Ch$3,069 million in accrued interest on past due loans and application of effective interest rate, and Ch$9,247 million incremental loan origination costs on loans from other assets. These increases are partially offset by Ch$2,402 million increase in provisions for loan losses (due to recognition of impaired loan portfolios), and Ch$2 million related to reclassification of certain provisions.

See the section “Transition adjustments as of December 31, 2008” above for an explanation of the factors driving the aforementioned increases.

Note 23 – Shareholders’ Equity, page F-93

23.	Please revise future filings to disclose the number of ordinary shares authorized. Refer to paragraph 79(a)(i) of IAS 1.

We acknowledge the Staff’s comment, and in future filings will provide in notes the number of ordinary shares authorized as required by paragraph 79(a) (i) of IAS 1.

In future filings, we propose to include the following discussion on page F-93 of the Form 20-F:

“Authorized, subscribed and paid shares

As of December 31, 2009, the Bank’s capital consists of 226,909,290 ordinary shares authorized, subscribed and paid with no par value.”

Note 24. Interest Income and Expense, page F-96

24.	Please revise in future filings to describe the nature of and tell us the basis for the adjustments presented in your table.

We acknowledge the Staff’s comments and will add more information in future filings to explain the nature and basis of the adjustments presented in Note 24. Interest Income and Expense, on page F-96. Specifically, we will include a footnote on the Interest Income and Expense table in Note 24 explaining what the adjustments relate to. These adjustments are a result of changes in the Unidades de Fomento (“UF”). The UF is an inflation-index Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively. This is therefore causing the adjustments in the Note 24.

Please note that the aforementioned information related to the UF is currently disclosed in the first two paragraphs of page F-8. However, we will include such information as a footnote to the Interest Income and Expense table in Note 24 in future filings.

Exhibits

Exhibit 12.1

25.	In future filings, please revise paragraph 4(a) through (e) to be in the exact form as set forth in Form 20-F, i.e., use the exact language and use paragraphs (a) through (d).

We acknowledge the Staff’s comment, and in future filings we will revise our Exhibit 12.1 to be in the exact form as set forth in Form 20-F.

Exhibit 12.2

26.	In future filings, please revise paragraphs 4(a) and (c) to be in the exact form as set forth in Form 20-F. In addition, please correct the Chief Financial Officer’s title in the signature block.

We acknowledge the Staff’s comment, and in future filings we will revise our Exhibit 12.2 to be in the exact form as set forth in Form 20-F and will correct the chief executive officer’s title in the signature block.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at Rosario Norte 660, 10th floor, Las Condes, Santiago - Chile.

Yours truly,

/s/ John Paul Fischer
John Paul Fischer
Head of Investor Relations.

Tel: 562-660 2141
john.fischer@corpbanca.cl